

04001521

SECURITI... ....ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  C. R. DAVIS & COMPANY

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
  939 CLOCKTOWER DRIVE, SUITE A

FIRM I.D. NO.

(No. and Street)

SPRINGFIELD,	ILLINOIS	62704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  JEFFREY R. GIBBS   217 793 0733
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  ECK, SCHAFER & PUNKE, LLP

(Name – *if individual, state last, first, middle name*)

600 EAST ADAMS STREET	SPRINGFIELD,	ILLINOIS	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 15 2004

FOR OFFICIAL USE ONLY

THOMSON
FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __JEFFREY R. GIBBS__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __C. R. DAVIS & COMPANY__ , as of __DECEMBER 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

> OFFICIAL SEAL
> **SUSAN N. GIBBS**
> NOTARY PUBLIC, STATE OF ILLINOIS
> MY COMMISSION EXPIRES 5-29-2006

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

C. R. DAVIS & COMPANY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2003 and 2002

CONTENTS

ECK, SCHAFER & PUNKE, LLP

CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report

Board of Directors
C. R. Davis & Company

We have audited the accompanying statements of financial condition of C.R. Davis & Company as of December 31, 2003 and 2002, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.R. Davis & Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eck, Schafer & Punke, LLP

Springfield, Illinois
January 30, 2004

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

	2003	2002
ASSETS		
Cash	$ 177,696	$ 185,286
Cash segregated for exclusive benefit of customers	100	100
Receivable from brokers and dealers	154	1,603
Securities owned-marketable, at market value	25,243	16,296
Prepaid income tax	3,557	1,822
Other assets	2,323	2,442
Equipment, net of accumulated depreciation of $ 11,361 and $ 10,920 at 2003 and 2002, respectively	2,719	3,222
	$ 211,792	$ 210,771

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Accounts payable	$ 1,821	$ 2,108
Accrued payroll taxes	6,674	9,050
Commissions payable	15,030	10,839
	23,525	21,997
Deferred tax liability (benefit)	774	(461)
STOCKHOLDERS' EQUITY		
Common stock - authorized 100 shares of $ 100 par value; issued and outstanding 51 shares in 2003 and 2002	5,100	5,100
Additional contributed capital	56,991	56,991
Retained earnings	125,402	127,144
	187,493	189,235
	$ 211,792	$ 210,771

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF INCOME (LOSS)

Year ended December 31

	2003	2002
Revenues		
Commissions	$ 228,523	$ 284,183
Investment income	1,813	2,481
Net dealer inventory and investment gain (loss)	6,355	(2,802)
	236,691	283,862
Expenses		
Advertising	2,865	3,267
Depreciation	1,252	1,683
Dues and assessments	1,700	1,590
Entertainment	754	674
Financial and news service	5,855	6,349
Insurance	23,884	19,336
Miscellaneous	4,058	5,544
Office supplies	2,485	3,103
Postage and printing	2,372	3,551
Professional fees	4,547	4,118
Rent	14,400	14,400
Salaries and commissions		
Stockholders	82,975	86,362
Others	66,259	95,322
Service fees	8,141	13,243
Taxes	10,246	11,202
Telephone	4,719	4,176
Utilities	2,421	2,232
	238,933	276,152
Income (loss) before income taxes	(2,242)	7,710
Income taxes	(500)	1,591
NET INCOME (LOSS)	$ (1,742)	$ 6,119

The accompanying notes are an integral part of these statements.

5

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2001	$ 5,100	$ 56,991	$ 122,045	$ 184,136
Dividends paid	-	-	(1,020)	(1,020)
Net income for the year	-	-	6,119	6,119
Balance at December 31, 2002	5,100	56,991	127,144	189,235
Net loss for the year	-	-	(1,742)	(1,742)
Balance at December 31, 2003	$ 5,100	$ 56,991	$ 125,402	$ 187,493

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

	2003	2002
Increase (decrease) in cash		
Cash flows from operating activities		
Net income (loss)	$ (1,742)	$ 6,119
Adjustments to reconcile net income (loss) to		
net cash provided (used) by operating activities		
Investment inventory (gain) loss	(6,355)	2,802
Depreciation	1,252	1,683
Deferred income taxes	1,235	(867)
Change in assets and liabilities		
(Increase) decrease in receivable from brokers and dealers	1,449	(547)
Increase in prepaid income taxes	(1,735)	(495)
(Increase) decrease in other assets	119	(227)
Increase (decrease) in accounts payable	(287)	293
Increase (decrease) in accrued payroll taxes	(2,376)	6,899
Increase (decrease) in commissions payable	4,191	(7,274)
Net cash provided (used) by operating activities	(4,249)	8,386
Cash flows from investing activities		
Purchase of securities owned-marketable	(2,592)	(309)
Capital expenditures, net of dispositions	(749)	(376)
Net cash used in investing activities	(3,341)	(685)
Cash flows from financing activities		
Dividends paid	-	(1,020)
Net cash used in financing activities	-	(1,020)
Net increase (decrease) in cash	(7,590)	6,681
Cash at beginning of year	185,386	178,705
Cash at end of year	$ 177,796	$ 185,386
Cash paid during the year for		
income taxes	$ -	$ 2,953

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals.

2. Security Transactions

Security transactions are recorded on the settlement date.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Securities Owned

The Company's securities are valued at market as of December 31, 2003 and 2002. Accordingly, the financial statements reflect an unrealized gain (loss) of $ 6,355 and $ (2,802) for the years ended December 31, 2003 and 2002, respectively, and an accumulated unrealized gain (loss) of $ 946 and $ (5,409) at December 31, 2003 and 2002, respectively.

5. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

6. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003 and 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7.   Income Taxes

The Company provides for deferred income taxes from unrealized gains (losses) on securities and from the use of the accelerated methods of depreciation for income tax purposes.

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2003	2002
Current provision		
Federal	$ (1,094)	$ 1,673
State	(641)	785
	(1,735)	2,458
Deferred provision	1,235	(867)
	$ (500)	$ 1,591

Deferred tax liabilities (benefits) at December 31, 2003 and 2002, consist of the following:

	2003	2002
Deferred taxes		
Depreciation of equipment	$ 574	$ 680
Unrealized gains (losses) on securities	200	(1,141)
	$ 774	$ (461)

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003 and 2002

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital of not less than $ 50,000 at December 31, 2003 and 2002. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, respectively, the Company had net capital of $ 172,568 and $ 176,143 which was $ 122,568 and $ 126,143 in excess of its required net capital of $ 50,000 for 2003 and 2002. The Company's net capital ratio was .14 to 1 and .12 to 1 at December 31, 2003 and 2002, respectively.

NOTE D - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2003 and 2002.

SUPPLEMENTARY INFORMATION

ECK, SCHAFER & PUNKE, LLP

CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report on Supplementary Information

Board of Directors
C. R. Davis & Company

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information presented on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole.

Eck, Schafer & Punke, LLP

Springfield, Illinois
January 30 , 2004

C. R. Davis & Company

SCHEDULE I
FOCUS REPORT - PART IIA

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2003

Firm ID: 001593

1.	Total ownership equity (o/e)		$ 187,493
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		187,493
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		187,493
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 8,599	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	8,599
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		178,894
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	6,326	
	D. Undue concentration	-	
	E. Other	-	6,326
10.	Net Capital		$ 172,568

13

C. R. Davis & Company

SCHEDULE I
FOCUS REPORT - PART IIA - CONTINUED

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2003

Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)	$	1,568
12.	Minimum dollar requirement		50,000
13.	Net capital requirement (greater of line 11 or 12)		50,000
14.	Excess net capital		122,568
15.	Excess net capital at 1000% (net capital - 10% of AI)		170,215

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$	23,525
17.	Add:			
	A. Drafts for immediate credit	-		
	B. Market value of securities borrowed where no equivalent value is paid or credited	-		
	C. Other unrecorded amounts	-		-
19.	Total aggregate indebtedness		$	23,525
20.	Ratio of AI/NC			.14 to 1

C. R. Davis & Company

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL

	Accompanying Statement of Financial Condition	FOCUS IIA Report Submitted January, 2004	Difference
Stockholders' equity	$ 187,493	$ 187,493	$ -
Nonallowable assets			
Prepaid income tax	3,557	3,557	-
Prepaid expense	2,323	2,323	-
Fixed assets	2,719	2,719	-
Haircuts on securities	6,326	6,326	-
	14,925	14,925	-
NET CAPITAL	$ 172,568	$ 172,568	$ -

C. R. Davis & Company

SCHEDULE III
CLAIM FOR EXEMPTION PURSUANT TO RULE 15c3-3

December 31, 2003

An exemption from Rule 15c3-3 is claimed by section (k)(2)(ii).

C. R. DAVIS & COMPANY

REPORT ON INTERNAL CONTROL REQUIRED BY SEC
RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3

December 31, 2003 and 2002

ECK, SCHAFER & PUNKE, LLP

CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Board of Directors
C. R. Davis & Company

In planning and performing our audits of the financial statements and supplemental schedules of C. R. Davis & Company, for the year ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audits of the financial statements for the year ended December 31, 2003 and 2002, and this report does not affect our report on these financial statements dated January 30, 2004.

Segregation of Duties

Proper segregation of duties and responsibilities does not exist since only two persons record all cash and security transactions and do the bookkeeping for the Company. This weakness is somewhat alleviated by the supervision and review of the president of the Company who is integrally involved with the daily operations. We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eck, Schafer & Punke, LLP

Springfield, Illinois
January 30, 2004